03 DEC 17 AM 7:21

CHB

82-4506

December 12, 2003

03045216

NOTICE OF RESOLUTION
OF
BOARD MEETING

SUPPL

I, being a duly authorized officer of Chohung Bank, hereby give notice of the resolution of the Board Meeting held on December 12, 2003, regarding the Bank's capital increase with consideration.

a. Type of Shares: Registered common stock
b. Number of Shares: 40,000,000
c. Offering price per share: Won 5,000
d. Subscription and Payment date: December 26, 2003
e. Method of Offering: 3rd party allotment (Shinhan Financial Group)
f. Dividend rights on the new shares: To accrue from January 1, 2003.

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Gonhahk Lee
Head of Investor Relations Team
Chohung Bank

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